Exhibit 99.1

August 21, 2013

Press release

Turquoise Hill enters into pre-bid acceptance deed in respect of 14.9% of shares in Inova Resources Limited

VANCOUVER, CANADA – Turquoise Hill Resources announced today that it has entered into a pre-bid acceptance deed with Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd (“Shanxi”) in respect of 108,502,084 ordinary shares representing approximately 14.9% of the issued and outstanding ordinary shares (the “Sale Shares”) in Inova Resources Limited (formerly Ivanhoe Australia Limited) (“Inova”) (IVA:TO, IVA.AX) and notes Shanxi’s announcement regarding its intention to make a takeover bid for all of the issued shares in Inova at AUD$0.22 cash (equivalent to approximately CAD$0.21 on today’s date) per share (the” Takeover Offer”). The Takeover Offer is subject to a number of conditions, including regulatory approvals and a 51% minimum acceptance condition.

Under the pre-bid acceptance deed:

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Turquoise Hill agreed to procure that its wholly-owned subsidiary, IAL Holdings Singapore Pte Ltd (“IAL”), accept the Takeover Offer in respect of the Sale Shares by not later than five business days after the day on which Shanxi declares or announces that (except for the 51% minimum ownership condition) all of the conditions to the Takeover Offer have been satisfied or waived.

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IAL is not required to accept the Takeover Offer in respect of the Sale Shares earlier than two weeks after the date of the offers under the Takeover Offer or if a superior proposal is publicly announced or made which is not at least matched by Shanxi within five business days.

Turquoise Hill has advised Inova that, unless a superior proposal emerges, it intends to procure that IAL accept the Takeover Offer in respect of all of the other Inova shares held by IAL, but it does not intend to do so before IAL accepts the Takeover Offer in respect of the Sale Shares. In total (including the Sale Shares), IAL currently holds 409,488,666 ordinary shares representing approximately 56.2% of the issued and outstanding ordinary shares in Inova, which, based on the announced AUD$0.22 cash per share offer price, equates to approximately AUD$90 million. If Turquoise Hill accepts the the Takeover Offer only in respect of the Sale Shares, Turquoise Hill will continue to own 300,986,582 ordinary shares representing approximately 41.3% of the issued and outstanding ordinary shares in Inova.

A copy of the pre-bid acceptance deed, and further details of the Takeover Offer (including the bid conditions), have been released by Shanxi in its announcement earlier today.

Rio Tinto plc indirectly owns approximately a 51% interest in Turquoise Hill.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 57% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media

Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals, including the timing of the disposition of certain of its non-core assets and the availability of project financing. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

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Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements. All forward-looking information and statements herein are made as of the date hereof. Turquoise Hill does not intend or undertake to update or revise forward-looking statements or information, whether written or oral or whether as a result of new information, future events or otherwise, that may be made by Turquoise Hill or on its behalf, except as required by law.

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